Energy Income and Growth Fund
                        120 East Liberty Drive, Suite 400
                             Wheaton, Illinois 60187



                                   May 5, 2009


Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549



       Re:               Energy Income and Growth Fund
                 (Registration Nos. 333-154254 and 811-21549)
                 --------------------------------------------

Ladies/Gentlemen:

         In connection with the response to the comments of the staff of the Securities and Exchange Commission (the "Commission") regarding the Registration Statement on Form N-2 for the registration under the Securities Act of 1933 and the Investment Company Act of 1940 of shares of beneficial interest of the Fund, we acknowledge that:

         1. The Fund is responsible for the adequacy and accuracy of the disclosure in such Registration Statement;

         2. Staff comments or changes to disclosure in response to staff comments in such Registration Statement reviewed by the staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and

         3. The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                        Very truly yours,

                                        ENERGY INCOME AND GROWTH FUND

                                        By: /s/ W. Scott Jardine
                                            ----------------------------------
                                            W. Scott Jardine
                                            Secretary